[Letterhead of Sutherland Asbill & Brennan LLP]

November 17, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2

Filed on October 1, 2014 (File No. 333-199106)

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated October 29, 2014, with respect to the Company’s registration statement on Form N-2 (File No. 333-199106), filed with the Commission on October 1, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

PROSPECTUS

Fees and Expenses — Example (Page 19)

1.	Comment: The first sentence of the last paragraph in this section states that the expense example assumes no sales load. Please also disclose that, in the event that the securities to which this prospectus relates are sold with a sales load, a corresponding prospectus supplement will provide a revised expense example that will include the effect of the sales load.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Use of Proceeds (Page 52)

2.	Comment: The second paragraph of this section states that the Company estimates that it will take three to six months to substantially invest the net proceeds of any offering made pursuant to this prospectus, but that it can offer no assurance that it will be able to achieve this goal. Please also disclose in this section that, at a minimum, the Company will invest more than half of its total assets in the types of securities designed to meet its business purpose within the earlier of: (i) two years after termination or completion of sales; or (ii) 2 1/2 years after commencement of its initial public offering. See Guide 1 to Form N-2.

Edward P Bartz, Esq.

November 17, 2014

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Price Range of Common Stock and Distributions (Page 53)

3.	Comment: The last column of the table on this page is captioned “Declared Dividends Per Share.” If the Company’s distributions have included, or are estimated to have included, a return of capital, please revise this heading by changing “dividends” to “distributions,” and disclose the amount of the return of capital included, or estimated to have been included, in each distribution in the table provided on page 54 of the prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Management — Board of Directors and Executive Officers (Page 96)

4.	Comment: Please disclose in this section any directorships held by each of the Company’s directors during the past five years. See Item 18.6(b) of Form N-2.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Financial Statements — Consolidated Schedule of Investments (Page F-6)

5.	Comment: Please provide in this schedule an indication of the Company’s investments that are not qualifying investments under Section 55(a) of the Investment Company Act of 1940 and, in a footnote, briefly explain the significance of non-qualification. See Instruction 1.b to Item 8.6.c of Form N-2.

Response: The Company has incorporated disclosure in the Consolidated Schedule of Investments that forms a part of the Company’s unaudited interim consolidated financial statements for the period ended September 30, 2014, which have been included in the Prospectus, in response to the Staff’s comment. The Company also advises the Staff on a supplemental basis that although such disclosure is solely a Form N-2 requirement, in the interest of greater ongoing transparency, the Company has also included such disclosure in the Company’s unaudited interim consolidated financial statements that appear in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 and will continue to include such disclosure in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Edward P Bartz, Esq.

November 17, 2014

PART C

6.	Comment: Please file as an exhibit to your next pre-effective amendment a legality opinion and related consent of counsel with respect to each category of security being registered. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, please provide an undertaking on behalf of the Company to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement. Please also confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company has filed as an exhibit with Pre-Effective Amendment No. 1 to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, the Company will be required to file an unqualified legality opinion and a related consent of counsel in a post-effective amendment with each takedown from the Registration Statement. Further, the Company confirms to the Staff that the Company will submit, or ensure that the applicable underwriter submits, any underwritten offering to the Financial Industry Regulatory Authority, Inc. for its prior approval of the underwriting terms.

7.	Comment: We note that forms of prospectus supplements for each type of security being registered will be filed as exhibits to a pre-effective amendment to this registration statement. Please also provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company advises the Staff on a supplemental basis that it has filed the forms of prospectus supplements for each type of security being registered as exhibits with Pre-Effective Amendment No. 1 to the Registration Statement. The Company also confirms to the Staff that it will not denominate any debt security as “senior” unless such “senior” debt security will be senior in priority to other then-outstanding debt of the Company.

GENERAL COMMENTS

8.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Edward P Bartz, Esq.

November 17, 2014

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended.

9.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

10.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment and has reflected the changes referenced herein in Pre-Effective Amendment No. 1 to the Registration Statement.

11.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

12.	Comment: Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Edward P Bartz, Esq.

November 17, 2014

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Joseph B. Alala III / Capitala Finance Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP